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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

            OMNIS TECHNOLOGY CORPORATION (F/K/A BLYTH HOLDINGS, INC.)
                                (NAME OF ISSUER)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    096434105
                                 (CUSIP Number)

                                December 31, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                        [ ]        Rule 13d-1(b)

                        [X]        Rule 13d-1(c)

                        [ ]        Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.  096434105            SCHEDULE 13G                                                                  Page 2 of 6
----------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON                        MATTHEW SIMMONS
                   IRS IDENTIFICATION NO. OF ABOVE PERSON
----------------------------------------------------------------------------------------------------------------------------------
        2          CHECKS THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)         [ ]

                                                                          (B)         [ ]
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        3          SEC USE ONLY
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        4          CITIZENSHIP OR PLACE OF ORGANIZATION                           UNITED KINGDOM
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                                                5         SOLE VOTING POWER                                          173,280

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                                         -----------------------------------------------------------------------------------------
                                                6         SHARED VOTING POWER                                            -0-
                                         -----------------------------------------------------------------------------------------
                                                7         SOLE DISPOSITIVE POWER                                     173,280
                                         -----------------------------------------------------------------------------------------
                                                8         SHARED DISPOSITIVE POWER                                       -0-
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        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH REPORTING PERSONS                                                                            173,280
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       10          CHECK BOX IF THE AGGREGATE AMOUNT IN                                                                   [ ]
                   ROW (9) EXCLUDES CERTAIN SHARES
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       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                                      8.3%
----------------------------------------------------------------------------------------------------------------------------------
       12          TYPE OF REPORTING PERSON                                                                               IN
----------------------------------------------------------------------------------------------------------------------------------


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CUSIP No.  096434105            SCHEDULE 13G                         Page 3 of 6


Item 1(a).  Name of Issuer.

        Omnis Technology Corporation (formerly known as Blyth Holdings, Inc., the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

        981 Industrial Rd., Bldg. B, San Carlos, CA 94070

Item 2(a).  Names of Persons Filing.

        Matthew Simmons

Item 2(b).  Address of Principal Business Office or, if none, Residence.

        The business address of Matthew Simmons is 981 Industrial Road, Bldg. B, San Carlos, California 94070

Item 2(c).  Citizenship

        Matthew Simmons is a citizen of the United Kingdom.

Item 2(d).  Title of Class and Securities.

        Common Stock, $.10 par value ("Common Stock")

Item 2(e).  CUSIP Number.

        096434105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

        (e) [ ] An investment advisor in accordance with Section
        240.13d-1(b)(1)(ii)(E).
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CUSIP No.  096434105            SCHEDULE 13G                         Page 4 of 6


        (f) [ ] An employee benefit plan or endowment fund in accordance with
        Section 240.13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with
        Section 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

                Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated herein by reference. Matthew Simmons is also the holder of an unexercised option to purchase an additional four thousand and one hundred (4,100) shares of Common Stock of Issuer.

Item 5.       Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company.

                        Not applicable.

Item 8.  Notice of Dissolution of Group.

                        Not applicable.

Item 9.  Certifications.

                By signing below, Matthew Simmons, certifies that, to the best of his knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and
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CUSIP No.  096434105            SCHEDULE 13G                         Page 5 of 6


        were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No.  096434105            SCHEDULE 13G                         Page 6 of 6


                                    Signature

                After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED:  January 8, 1999


                                 MATTHEW SIMMONS



                                 /s/ Matthew Simmons
                                 ---------------------------------
                                 Matthew Simmons